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                                                                    EXHIBIT 99.3

                           [ZITEL LOGO APPEARS HERE]

Fellow Shareholders:

  I am pleased to invite you to attend a special meeting of shareholders of Zitel Corporation on:

                               [DAY],      , 1998
                                   10:00 a.m.
                             47211 Bayside Parkway
                           Fremont, California 94538

THIS IS A VERY IMPORTANT MEETING THAT AFFECTS YOUR INVESTMENT IN ZITEL.

  At this meeting you will be asked to consider and vote on (i) a proposal to approve and adopt the Agreement and Plan of Reorganization and Merger, dated as of October 5, 1998, pursuant to which Zitel will acquire MatriDigm Corporation, and (ii) a proposal to approve and adopt amendments to our stock option and purchase plans. In the acquisition of MatriDigm, each of your shares of Zitel common stock will be converted into the right to receive one share of common stock of Millennium Holding Corp., a newly-formed Delaware corporation and a wholly owned subsidiary of Zitel ("Holdco"). Shareholders of MatriDigm will receive approximately .65 of a share of Holdco common stock for each share of MatriDigm common stock held by the shareholders subject to adjustment for options to purchase shares of Zitel common stock and MatriDigm common stock exercised between October 5, 1998 and the date of the Proxy Statement/Prospectus/Consent Solicitation. The exchange of Zitel stock for Holdco common stock (other than cash paid in lieu of fractional shares) will be tax-free to Zitel shareholders for federal income tax purposes.

  Your Board of Directors unanimously recommends that you vote FOR approval of these proposals, which we believe is in Zitel's and your best interests.

  We have enclosed a notice of the special meeting and a Proxy Statement/Prospectus/Consent Solicitation discussing the mergers. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on these proposals without attending the meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the envelope we have provided. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

                                          Very truly yours,

                                          Jack H. King
                                          President and Chief Executive
                                           Officer

[     ], 1998